UNITED STATES
SECURITIES & EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
COMMISSION FILE NUMBER 1-4987
SL INDUSTRIES, INC. SAVINGS AND PENSION PLAN
520 FELLOWSHIP ROAD, SUITE A-114
MT. LAUREL, NJ 08054
(Name & address of Principal Executive Offices
of the issuer of the Securities)
21-0682685
(I.R.S. Employer Identification No.)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SL INDUSTRIES, INC. SAVINGS AND PENSION PLAN
By:	/s/ David R. Nuzzo
David R. Nuzzo
Plan Administrator
June 23, 2009

SL INDUSTRIES INC. SAVINGS AND PENSION PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Administrator
SL Industries, Inc. Savings and Pension Plan
Mount Laurel, New Jersey
We have audited the accompanying statements of net assets available for benefits of the SL Industries, Inc. Savings and Pension Plan as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years ended December 31, 2008 and 2007. These financial statements and the schedule referred to below are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board of the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2008 and 2007 and the changes in net assets available for benefits for the years ended December 31, 2008 and 2007, in conformity with accounting principles generally accepted in the United States of America.
Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Sobel & Co., LLC
Livingston, New Jersey
June 23, 2009

SL INDUSTRIES, INC.
SAVINGS AND PENSION PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2008	2007

Investments, at fair value	$31,577,723	$48,114,311

Receivables
Employer contributions	596,000	586,435
Participant contributions	—	374
Due from third party administrator	33,004	—

Total Receivables	629,004	586,809

Cash	22,568	35,931

Liabilities
Operating payables	22,200	25,442

Total Liabilities	22,200	25,442

Net Assets Available for Benefits at Fair Value	32,207,095	48,711,609

Adjustment from fair value to contract value for fully benefit Responsive investment contract	348,580	46,200

Net Assets Available for Benefits	$32,555,675	$48,757,809

The accompanying notes are an integral part of these financial statements.

SL INDUSTRIES, INC.
SAVINGS AND PENSION PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2008	2007
(Subtractions) Additions to Net Assets Attributed to:
Investment Income:
Net (depreciation) appreciation in fair value of investments	$(13,403,850)	$669,198
Net realized (loss) gain on sale of investments	(2,580,574)	512,707
Interest/dividends	1,878,349	2,617,677

Contributions:
Employer	1,343,894	1,461,980
Participant	2,303,211	2,532,691
Rollover	224,835	386,086

Total (Subtractions) Additions	(10,234,135)	8,180,339

Deductions from Net Assets Attributed to:
Benefits paid to participants	5,921,884	4,426,189
Administrative expenses	46,115	66,937

Total Deductions	5,967,999	4,493,126

(Decrease) Increase in Net Assets Before Transfers	(16,202,134)	3,687,213

Transfer of Assets to the Plan, Net	—	24,324,225

Net (Decrease) Increase	(16,202,134)	28,011,438

Net Assets Available for Benefits:
Beginning of year	48,757,809	20,746,371

End of year	$32,555,675	$48,757,809

The accompanying notes are an integral part of these financial statements.

SL INDUSTRIES, INC.
SAVINGS AND PENSION PLAN
NOTES TO FINANCIAL STATEMENTS
1.	Description of Plan and Summary of Significant Accounting Policies

Description of Plan

SL Industries, Inc. Savings and Pension Plan (the “Plan”), originally adopted May 1, 1976, is a defined contribution savings and pension plan covering substantially all U.S. non-union employees of SL Industries, Inc.’s Corporate Office, SL Power Electronics Corp. (a combination of Condor D.C. Power Supplies, Inc. and Ault Incorporated), SL Montevideo Technology, Inc., Teal Electronics Corp., RFL Electronics Inc., and MTE Corporation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Participants should refer to the Summary Plan Description for more complete information with respect to the provisions of the Plan.

As of January 2, 2007, RFL Electronics, Inc. Employees’ 401(k) and Profit Sharing Plan, Ault Incorporated Profit Sharing Plan, and Teal Electronics Corporation Employee Savings Plan were merged into the existing Plan. All transactions for these plans are included in the Statement of Changes in Net Assets for the twelve months ended December 31, 2007.

Subsequent to the acquisition of MTE Corporation on October 31, 2006, the MTE Corporation 401(k) Profit Sharing Plan was merged into the Plan as of May 1, 2007. The Statement of Changes in Net Assets for the year ended December 31, 2007 includes transactions for the eight months from May 1, 2007 to December 31, 2007.

Total net assets transferred to the Plan related to the above merger were $24,324,225 (see Note 10).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Forfeitures

Forfeitures are created when participants terminate employment before becoming entitled to their full benefits under the Plan. Forfeitures may be used to reduce future Employer contributions to the Plan or to offset Plan administrative expenses. For the years ended December 31, 2008 and 2007, approximately $45,000 and $68,000 was used to pay Plan administrative expenses. At December 31, 2008 and 2007, approximately $47,000 and $51,000, respectively, was available in the forfeiture account. At December 31, 2008, that amount included a receivable from Fidelity in the amount of $33,000 and market value of investments of $14,000.

SL INDUSTRIES, INC.
SAVINGS AND PENSION PLAN
NOTES TO FINANCIAL STATEMENTS
1.	Description of Plan and Summary of Significant Accounting Policies (Continued)

Reclassifications

Certain amounts reported in the 2007 financial statements have been reclassified to conform to the 2008 presentation.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Quoted market prices are used to value investments, if readily available. Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned on the accrual basis.

Financial Accounting Standards Board Statement No. 157, Fair Value Measurements (FASB Statement No. 157), establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB Statement No. 157 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

Quoted prices for similar assets or liabilities in active markets;

Quoted prices for identical or similar assets or liabilities in inactive markets;

Inputs other than quoted prices that are observable for the asset or liability;

Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

SL INDUSTRIES, INC.
SAVINGS AND PENSION PLAN
NOTES TO FINANCIAL STATEMENTS
1.	Description of Plan and Summary of Significant Accounting Policies (Continued)

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008.

Registered Investment Companies — Mutual Funds: Valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. (Level 1 input)

Unallocated Contracts: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit worthiness of the issuer. (Level 2 input)

Participant Loans: Participant loans are valued at the amortized cost, which approximates fair value. (Level 3 input)

2.	Investments

As part of the Plan provisions, participants are no longer able to invest in SL Industries, Inc. Common Stock (“Common Stock”), but can invest in various combinations of eighteen Fidelity Institutional Retirement Services Co., Inc. (“Fidelity”) funds: Managed Income Portfolio, Total Bond, Capital and Income, Value, Capital Appreciation, Diversified International, Freedom Income Fund, Freedom 2000 Fund, Freedom 2005 Fund, Freedom 2010 Fund, Freedom 2015 Fund, Freedom 2020 Fund, Freedom 2025 Fund, Freedom 2030 Fund, Freedom 2035 Fund, Freedom 2040 Fund, Freedom 2045 Fund, Freedom 2050 Fund. Also available are Spartan U.S. Equity Index Fund, Allianz NJF Dividend Value Fund, WFA Small Cap Value Z, Davis NY Venture Fund, Columbia Acorn Fund, Hartford Small Company Y, and Dodge & Cox International Stock Fund.

All income, gains, losses or other amounts from any investment are reinvested in the same investment from which they are received. The amounts are then allocated, as appropriate, to each participant’s account balance.

Except for the Plan’s investment in the Fidelity Managed Income Portfolio (see note 11), the Plan’s investments are stated at fair value, as determined by market value reported by Fidelity as of the Plan’s year-end. The fair value of SL Industries, Inc. Common Stock is based on the market price as quoted on the American Stock Exchange.

SL INDUSTRIES, INC.
SAVINGS AND PENSION PLAN
NOTES TO FINANCIAL STATEMENTS
2.	Investments (Continued)

The Managed Income Portfolio represents a benefit-responsive deposit contract with Fidelity’s Managed Income Fund. Contributions are maintained in pooled accounts. The account is credited with earnings on the underlying investments at various rates and charged for Plan withdrawals because the deposit contract is fully benefit responsive and, in accordance with SOP 94-4, “Reporting of Investment Contracts Held By Health and Welfare Benefit Plans and Defined Contribution Pension Plans,” contract value is the relevant measurement attribute for that portion of net assets available for benefits attributable to the deposit contract. The financial statements reflect the contract value as reported by Fidelity as of the Plan year-end. The average yields based on the market value spot yield (underlying investment return) for the years ended December 31, 2008 and 2007, were 3.57% and 4.82%, respectively. The average yields based on the contract value spot yield (credited to participants) for the years ended December 31, 2008 and 2007 were 3.04% and 4.40%, respectively. There are no reserves against contract value for credit risk of the contract issuer.

Employer matching contributions are invested solely in Common Stock of SL Industries, Inc., a related party to the Plan. Until a participant is fully vested, the employer matching contribution credited to the participant’s account cannot be liquidated.

The Plan presents in the statements of changes in net assets available for benefits the net appreciation (depreciation) in investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation of those investments.

Interest and dividend income are recorded as earned on an accrual basis.

During 2008 and 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value by $(15,984,424) and $1,181,905 as follows:

	2008	2007

Mutual funds	$(14,029,386)	$564,895
Common stock	(1,955,038)	617,010

	$(15,984,424)	$1,181,905

SL INDUSTRIES, INC.
SAVINGS AND PENSION PLAN
NOTES TO FINANCIAL STATEMENTS
2.	Investments (Continued)

The following table represents investments at Plan year end values that represent 5% or more of the Plan’s net assets:

December 31, 2008
Contract Value:
Fidelity Managed Income Portfolio	$6,810,713
Fair Value:
*SL Industries, Inc. Common Stock	$1,889,216
Fidelity Freedom 2015	$2,687,664
Fidelity Freedom 2020	$4,062,237
Fidelity Freedom 2025	$4,338,900
Fidelity Freedom 2030	$1,815,899

December 31, 2007
Contract Value:
Fidelity Managed Income Portfolio	$4,297,459
Fair Value:
*SL Industries, Inc. Common Stock	$3,389,863
Fidelity Freedom 2010 Fund	$4,860,098
Fidelity Freedom 2015 Fund	$4,558,440
Fidelity Freedom 2020 Fund	$6,630,759
Fidelity Freedom 2025 Fund	$6,566,706
Fidelity Freedom 2030 Fund	$3,065,912

*	Participant directed and non-participant directed.

SL INDUSTRIES, INC.
SAVINGS AND PENSION PLAN
NOTES TO FINANCIAL STATEMENTS
2.	Investments (Continued)

Information about the significant components of the changes in net assets relating to SL Industries, Inc. Common Stock, which is both a participant directed and a non-participant directed investment option, is as follows:

	Year Ended December 31,
	2008	2007
Changes in Net Assets:
Contributions	$771,679	$769,093
Net (depreciation) appreciation	(1,955,038)	700,730
Benefits paid to participants	(259,470)	(143,867)
Transfer/loan activity	(70,501)	(834,343)

Net changes	(1,513,330)	491,613

Fair market value, beginning of year	3,425,114	2,933,501

Fair Market Value, End of Year	$1,911,784	$3,425,114

Fair market value includes:

SL Industries, Inc. — Common Stock	$1,889,216	$3,389,863
Cash and in-transit items	22,568	35,251

Total Fair Market Value	$1,911,784	$3,425,114

Contributions

Elective Contributions

Employees’ contributions are based upon authorized payroll withholdings. Participants may make elective deferrals up to an annual maximum of the lesser of 60% of their annual compensation, as defined by the Plan, or $15,500 in the calendar years 2008 and 2007, and thereafter as adjusted by the Secretary of the Treasury. Additionally, eligible participants may elect to defer “catch-up” contributions.

Beginning January 1, 2007, employees’ are eligible to designate their elective deferrals as an after tax, Roth 401(k) Deferral Contribution, a pre-tax traditional 401(k) Deferral Contribution, or a combination of both. Once made, the election is irrevocable and contributions cannot later be re-characterized.

Discretionary Matching Employer Contributions

The employer may match fifty percent (50%) of the participant’s elective deferrals, not to exceed three percent (3%) of the participant’s eligible compensation for 2008. Matching employer contributions have been contributed solely in the Common Stock of SL Industries, Inc.

SL INDUSTRIES, INC.
SAVINGS AND PENSION PLAN
NOTES TO FINANCIAL STATEMENTS
2.	Investments (Continued)

Discretionary Profit Sharing Contributions

A profit sharing contribution may be made annually to all Plan participants who have earned at least 1,000 hours of service during the Plan year and are employed on the last day of the Plan year, with the exception of participants who are disabled, die or retire. This is a discretionary contribution determined by resolution of the Board of Directors. Profit sharing contributions are invested in accordance with the election of each participant. Profit sharing contributions, if any, made to the Plan by the Company will be allocated to a participant’s account in the ratio that the participant’s eligible compensation bears to the total eligible compensation paid to all participants.

Benefits

At the time of separation, the vested portion of a participant’s account represents the participant’s accumulated benefit. If a participant’s account balance is less than $1,000, a lump sum distribution will be made regardless of whether the participant requests a distribution. A participant who has an account balance of $1,000 or greater may elect to: (1) continue to invest their accumulated benefit in the Plan until their normal retirement date; (2) receive payment in one lump sum; or (3) have all of the participant’s vested account balance paid directly to an eligible retirement plan specified by the distributee in a direct rollover.

At the retirement date, a participant may elect to receive their retirement benefit in one lump sum payment or in various types of installments. The amount of the benefit payment depends on the value of the participant’s account and the retirement benefit option the participant elects.

Vesting

Participants become immediately vested in their elective deferral contributions plus actual earnings and their employer’s profit sharing contributions. Employer matching contributions become vested as follows:

Years of Service	Percentage Vested
Five years or more	100%
Four years or more, but less than five years	80%
Three years or more, but less than four years	60%
Two years or more, but less than three years	40%
One year or more, but less than two years	20%
Less than one year	0%

In determining years of service for vesting, the Plan considers service from the participant’s date of hire. Only whole years of service will be counted for vesting purposes. The non-vested portion of a participant’s account, if any, will be forfeited in accordance with the provisions of the Plan.

SL INDUSTRIES, INC.
SAVINGS AND PENSION PLAN
NOTES TO FINANCIAL STATEMENTS
2.	Investments (Continued)

Vesting (Continued)

The Plan allows for grandfathered vesting schedules for employees who were members of Ault Incorporated Profit Sharing Plan and Trust and MTE Corporation 401(k) Profit Sharing Plan. Members of Ault Incorporated Profit Sharing Plan and Trust are 100% vested in Employer matching contributions, no matter the length of service. Members of MTE Corporation 401(k) Profit Sharing Plan will be vested as follows:

Percentage
Years of Service	Vested
2	100%
1	50%
Less than 1	0%
Interest Income

For financial statement purposes, interest and dividend income includes amounts earned on investments and participant loans. For purposes of reporting on Form 5500, interest and dividend income only includes amounts earned on participant loans.

Participant Loans

The Plan makes loans to participants on a reasonably equivalent basis and subject to the hardship provisions of the Plan. Loans are collateralized by the employee account balances. The minimum loan amount is $1,000 and may not exceed the lesser of $50,000 or one-half of the participant’s vested account balance. Loans bear interest at an interest rate as determined by the Plan Administrator based upon the prevailing rates of interest charged by persons in the business of lending money. The interest rates on the participant loans receivable as of December 31, 2008 and December 31, 2007 range from 5.00% to 9.25%. The term of any loan to a participant shall be no greater than five years, except in the case of a loan to acquire a dwelling unit that is considered a principal residence, in which case the term is 10 years.

3.	Plan Termination

While SL Industries has not expressed any interest to do so, it may terminate the Plan at any time with, the approval of the Board of Directors and subject to the penalties set forth in ERISA, as amended. In the event of such Plan termination, participants will become vested in their accounts.

SL INDUSTRIES, INC.
SAVINGS AND PENSION PLAN
NOTES TO FINANCIAL STATEMENTS
4.	Fair Value Measurements

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Assets at Fair Value as of
	December 31, 2008
	Level 1	Level 2	Level 3	Total

Registered Investment Companies — Mutual Funds/Common Stocks	$24,527,226	$—	$—	$24,527,226

Unallocated Contracts	—	6,462,133	—	6,462,133

Participant loans	—	—	588,364	588,364

Total Assets at Fair Value	$24,527,226	$6,462,133	$588,364	$31,577,723

Level 3 Assets
Year Ended December 31, 2008

Participant Loans

Balance, Beginning of Year	$612,591

Total Contributions	—

Plan Forfeitures	—

Transfers into Fund	—

Distributions and Fees	(44,884)

Interest / Dividends	1,061

New Loan Issuances	226,492

Loan Payments	(206,896)

Balance, End of Year	$588,364

SL INDUSTRIES, INC.
SAVINGS AND PENSION PLAN
NOTES TO FINANCIAL STATEMENTS
5.	Administrative Expenses

Administrative expenses and asset management fees of the Plan may be paid by SL Industries, Inc. at their discretion. Total Plan administrative expenses for the years ended December 31, 2008 and 2007 were $46,115 and $66,937, respectively.

6.	Tax Status

The Internal Revenue Service has issued a favorable determination letter, dated June 9, 2006, stating that the Plan meets the requirements for qualification pursuant to Section 401(a) of the Internal Revenue Code (the “Code”) and that the Plan is exempt from federal income taxes under Section 501(a) of the Code.

7.	Plan Amendments

The Plan obtained its latest determination letter on June 9, 2006, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. The Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

8.	Pension Protection Act of 2007

On August 17, 2006, The Pension Protection Act (“The Act”) of 2006 was signed. The Act may require the Company to change the way the Plan is designed and administered, requiring Plan amendments and make additional disclosures to regulatory agencies and participants. Provisions of The Act were phased in during 2007.

9.	Market Risk

As described in Note 1 to the financial statements, the Plan’s investments are held in separate accounts with the Trustees. According to the Trustees, the participants’ balances are subject to risk conditions of the individual fund objectives, stock market fluctuations, interest rates, economic conditions and world affairs.

SL INDUSTRIES, INC.
SAVINGS AND PENSION PLAN
NOTES TO FINANCIAL STATEMENTS
10.	Plan Mergers

Pursuant to the completed mergers into the Plan of RFL Electronics, Inc. Employees’ 401(k) and Profit Sharing Plan, Ault Incorporated Profit Sharing Plan, Teal Electronics Corporation Employee Savings Plan, and MTE Corporation 401(k) Profit Sharing Plan, for calendar year 2007, the following amounts were transferred into the Plan:

Investments	$24,060,739
Loan Balances	263,486

$24,324,225

11.	Reconciliation of Financial Statements to Form 5500:

The following is a reconciliation of net assets available for Plan benefits per the financial statements at December 31, 2008 and 2007 to Form 5500:

	2008	2007
Net assets available for benefits per financial statements	$32,555,675	$48,757,809
Deemed distributions from Plan assets	(7,603)	(11,372)
Net adjustment to fair value for fully benefit-responsive investment contract	(348,580)	(46,200)
Rounding adjustments	(1)	(2)

Net Assets Available for Benefits per Form 5500	$32,199,491	$48,700,235

The following is a reconciliation of changes in net assets available for Plan benefits per the financial statements at December 31, 2008 and 2007 to Form 5500:

	2008	2007

Changes in net assets available for benefits per financial statements	$(16,202,134)	$28,011,438
Deemed distributions from Plan assets	(7,603)	(11,372)
Net adjustment to fair value for fully benefit-responsive investment contract	(348,580)	(46,200)
Reversal of prior year adjustments	57,572
Rounding adjustments	1	(3)

Change in Net Assets Available for Benefits per Form 5500	$(16,500,744)	$27,953,863

SL INDUSTRIES, INC.
SAVINGS AND PENSION PLAN
NOTES TO FINANCIAL STATEMENTS
11.	Reconciliation of Financial Statements to Form 5500 (Continued)

Deemed distribution represents participant loans pending foreclosure. Per IRS regulations, all participant loans pending foreclosure related to active participants are required to be reported as Plan assets until a distributable event occurs. Accordingly, a difference occurs between net assets available for benefits per the financial statements and Form 5500, as Department of Labor regulations require loans pending foreclosure to be reported as deemed distributions on Form 5500.

For the year ended December 31, 2008, the Fidelity Managed Income Fund, in accordance with requirements for filing Form 5500, is reported at fair value. As indicated in Note 2, the Fidelity Managed Income Fund is reported at contract value in these financial statements. The amount representing the difference between the fair value and the contract value for this fully benefit-responsive investment amounted to $348,580 and $46,200 for the years ended December 31, 2008 and 2007, respectively, is shown as a reconciling item between the financial statements and Form 5500 when reporting Net Assets Available for Benefits and Changes in Net Assets Available for Benefits.

SL INDUSTRIES, INC. SAVINGS AND PENSION PLAN
EIN: 21-0682685
PLAN NUMBER 001
FORM 5500, SCHEDULE H, LINE 4 i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2008

	(b)	(c)	(d)	(e)
(a)	Identity of Issue	Description	Cost	Current Value

Common Stock
*	SL Industries, Inc.	Common stock	$2,456,153	$1,889,216

Common Trust Fund
	Fidelity Institutional Retirement Services Co., Inc.	Managed Income Portfolio	6,810,713	6,462,133
	Fidelity Institutional Retirement Services Co., Inc.	Fidelity Capital & Income Fund	716,838	474,360
	Fidelity Institutional Retirement Services Co., Inc.	Fidelity Value Fund	936,242	461,985
	Fidelity Institutional Retirement Services Co., Inc.	Fidelity Capital Appreciation Fund	553,038	318,218
	Fidelity Institutional Retirement Services Co., Inc.	Fidelity Diversified Int’l. Fund	1,177,300	764,623
	Fidelity Institutional Retirement Services Co., Inc.	Fidelity Freedom Income Fund	450,496	380,071
	Fidelity Institutional Retirement Services Co., Inc.	Fidelity Freedom 2000 Fund	195,178	168,097
	Fidelity Institutional Retirement Services Co., Inc.	Fidelity Freedom 2005 Fund	564,309	410,276
	Fidelity Institutional Retirement Services Co., Inc.	Fidelity Freedom 2010 Fund	2,175,940	1,566,704
	Fidelity Institutional Retirement Services Co., Inc	Fidelity Freedom 2015 Fund	3,729,333	2,687,664
	Fidelity Institutional Retirement Services Co., Inc.	Fidelity Freedom 2020 Fund	6,078,918	4,062,237
	Fidelity Institutional Retirement Services Co., Inc	Fidelity Freedom 2025 Fund	6,652,790	4,338,900
	Fidelity Institutional Retirement Services Co., Inc.	Fidelity Freedom 2030 Fund	2,877,439	1,815,899
	Fidelity Institutional Retirement Services Co., Inc	Fidelity Freedom 2035 Fund	1,785,922	1,107,714
	Fidelity Institutional Retirement Services Co., Inc.	Fidelity Freedom 2040 Fund	508,336	308,929
	Fidelity Institutional Retirement Services Co., Inc.	Fidelity Freedom 2045 Fund	211,916	136,338
	Fidelity Institutional Retirement Services Co., Inc.	Fidelity Freedom 2050 Fund	17,047	10,736
	Fidelity Institutional Retirement Services Co., Inc.	Fidelity Spartan US Equity Index Fund	410,230	279,385
	Fidelity Institutional Retirement Services Co., Inc.	Fidelity Total Bond Fund	537,527	487,415
	Fidelity Institutional Retirement Services Co., Inc.	Columbia Acorn Fund CL Z	1,143,112	689,944
	Fidelity Institutional Retirement Services Co., Inc.	Davis NY Venture CL A	363,203	235,312
	Fidelity Institutional Retirement Services Co., Inc.	Allianz NFJ Dividend Value Fund	1,093,193	677,844
	Fidelity Institutional Retirement Services Co., Inc.	Dodge & Cox Int’l Stk Fund	1,453,073	763,568
	Fidelity Institutional Retirement Services Co., Inc.	Hartford Small Cap Growth Fund	210,359	154,574
	Fidelity Institutional Retirement Services Co., Inc.	WFA Small Cap Value	486,217	337,217

*	Participant Loans Receivable	Loans, ranging 1-5 years maturity with interest rates of 5.00%-9.25%	—	588,364

			$43,594,822	$31,577,723

*	A party-in-interest as defined by ERISA

Exhibit Index

Number	Description

23.1	Consent of Independent Registered Public Accounting Firm, Sobel & Co., LLC for the year ended December 31, 2008.